Report of Independent Registered Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940,that The BNY Mellon Funds Trust (the "Trust"), which is comprised of BNY Mellon Balanced Fund, BNY Mellon
Bond Fund, BNY Mellon Emerging Markets Fund,
BNY Mellon Income Stock Fund, BNY Mellon Intermediate
Bond Fund, BNY Mellon Intermediate U.S. Government
Fund, BNY Mellon International Fund,
BNY Mellon International
Appreciation Fund, BNY Mellon Large Cap Stock Fund, BNY
 Mellon Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon Midcap Stock Fund, BNY Mellon Money
Market Fund, BNY Mellon National Intermediate Municipal
Bond Fund, BNY Mellon National Municipal Money Market
Fund, BNY Mellon National Short-Term Municipal Bond Fund,
BNY Mellon New York Intermediate Tax Exempt Fund,
BNY Mellon Pennsylvania Intermediate Municipal Bond Fund,
BNY Mellon Short-Term U.S. Government Securities Fund,
BNY Mellon Small Cap Stock Fund, and BNY Mellon US Core
Equity 130/30 Fund (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2009.
Management is responsible for the Funds' compliance with
those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the
Funds' compliance with those requirements and performing
such other procedures as we considered necessary
in the circumstances.
Included among our procedures were the following tests performed as of April 30, 2009 and with respect to agreement of security purchases and sales, for
the period from August 31, 2008 (the date
of our last examination), through April 30, 2009:
1. Examination of The Bank of New York Mellon's (the "Custodian")security position reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3.	Inspection of documentation of other securities held
in safekeeping by the Custodian but not included
in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records
and the Custodian's records as of April 30, 2009
and verified reconciling items;
5.         Confirmation of pending purchases for the Funds
as of April 30, 2009 with brokers, and where
responses were not received, inspection of
documentation corresponding to subsequent
cash payments;
6.	Agreement of pending sale activity for the Funds as of
April 30, 2009 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for two
purchases and two sales or maturities for the period
August 31, 2008 (the date of our last examination)
through April 30, 2009, to the books and records
of the Funds noting that they had been accurately
recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report
on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period
October 1, 2007 through September 30, 2008 and
noted no relevant findings were reported
in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating
 Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through April 30, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds
Complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
April 30, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
July 29, 2009



July 29, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of BNY Mellon Balanced Fund, BNY Mellon
Bond Fund, BNY Mellon Emerging Markets Fund, BNY
Mellon Income Stock Fund, BNY Mellon Intermediate
 Bond Fund, BNY Mellon Intermediate U.S. Government
Fund, BNY Mellon International Fund, BNY Mellon
International Appreciation Fund, BNY Mellon Large
Cap Stock Fund, BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon Midcap Stock Fund,
BNY Mellon Money Market Fund, BNY Mellon National Intermediate Municipal Bond Fund, BNY Mellon National Municipal Money Market Fund, BNY Mellon National
Short-Term Municipal Bond Fund, BNY Mellon New
York Intermediate Tax Exempt Fund, BNY Mellon
Pennsylvania Intermediate Municipal Bond Fund,
BNY Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Small Cap Stock Fund, and BNY
Mellon US Core Equity 130/30 Fund, each a series of the BNY Mellon Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2009 and from August 31, 2008 through April 30, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009 and from August 31, 2008 through April 30, 2009 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust



Jim Windels
Treasurer